                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No.   )*




                            RANGER INDUSTRIES INC.
                   -----------------------------------------
                               (Name of Issuer)

                               COMMON STOCK
                   -----------------------------------------
                         (Title of Class of Securities)

                                   752907105
                   -----------------------------------------
                               (CUSIP Number)





         Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages

CUSIP NO.                           13G                   PAGE  2  OF 6  PAGES


1    NAME OF REPORTING PERSON:   REMNANT PARTNERS LP.
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON




2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.



                    5    SOLE VOTING POWER       284805




   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER  284805
    PERSON
     WITH


                    8    SHARED DISPOSITIVE POWER




9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   193,299





10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    3.66%




12   TYPE OF REPORTING PERSON*




                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.                           13G                   PAGE  2  OF 6  PAGES


1    NAME OF REPORTING PERSON:   JOHN C. BOLAND
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON




2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                         (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.



                    5    SOLE VOTING POWER             284805




   NUMBER OF        6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER        284805
    PERSON
     WITH


                    8    SHARED DISPOSITIVE POWER      4000




9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    89,506





10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [X]



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9  1.70%




12   TYPE OF REPORTING PERSON*




                      *SEE INSTRUCTION BEFORE FILLING OUT!

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 10549


                       ---------------------------------


                       SCHEDULE 13G UNDER THE SECURITIES

                              EXCHANGE ACT OF 1934


                       ---------------------------------




Item 1.    (a).    Name of Issuer: Ranger Industries Inc.



           (b).    Address of Issuer's Principal Executive Offices:
                                       One Regency Drive, Bloomfield, Ct  06002




Item 2.    (a).    Name of Person Filing:    Remnant Pattners L.P.




           (b).    Address of Principal Business Office:
                                          28 Allegheny Ave Suite 505
                                          Towson  MD 21204







                              Page 3 of 6 Pages

Item 2.    (c).    Citizenship:   US




           (d).    Title of Class of Securities: Common Stock



           (e).    CUSIP Number: 752907105



Item 3.            This statement is filed pursuant to Rule         by


Item 4.            Ownership.

           (a).    Amount Beneficially Owned    288,805



           (b).    Percent of Class:   5.47%



           (c).    Number of Shares as to which  JOHN BOLAND           has:
                                                 ---------------------
                   (i)      sole power to vote or to direct the vote   284805

                   (ii)     shared power to vote or to direct the vote    0

                   (iii)    sole power to dispose or to direct the      284805
                            disposition of

                   (iv)     shared power to dispose or to direct the    4000
                            disposition of





                              Page 4 of 6 Pages

Item 5.            Ownership of Five Percent or Less of a class:





Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:




Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:





Item 8.            Identification and Classification of Members of the Group:







                              Page 5 of 6 Pages

Item 9.            Notice of Dissolution of Group:




Item 10.           Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                   Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







                                          By:           [SIG]
                                               ------------------------
                                               Title: PRESIDENT OF
                                                      THE GENERAL PARTNER





Dated:




                               Page 6 of 6 Pages